EXHIBIT 1

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[CAE Logo]                                                        Press Release


CAE revises outlook for fiscal year 2003


Toronto, October 1, 2002 - (NYSE: CGT; TSE:CAE) CAE announced today that it is now expecting Earnings per Share in the full fiscal year ending March 31, 2003 to be 10 to 15% below the C$0.69 per share generated in the prior fiscal year, with preliminary data indicating second quarter earnings of about C$0.10 per share.

"CAE's earning potential this fiscal year is being impacted negatively by the continuing turbulence in the airline industry as well as the general uncertainty in the world economy," stated President and CEO Derek H. Burney. "Instead of an expected airline recovery, on which our initial goals were predicated, we have witnessed a relapse during the summer months affecting notably U.S. carriers and some aircraft manufacturers. The negative fallout has been on our Civil Business, primarily in the form of reduced Full Flight Simulator (FFS) sales generating one-time revenue. The number of FFS sales in the second quarter was reduced further through the conversion of some equipment sales into long term training contracts, e.g. with Mesa Air Group. Our current outlook for the full fiscal year for FFS sales is in the 10 - 12 range. Recent economic uncertainties have also slowed growth in Civil's business aviation training segment. Because of market conditions and the timing of pending joint ventures on training, we plan to reduce capital expenditures this fiscal year by approximately C$60 - 75 million from the original capital budget of C$300 million."

CAE believes that the negative financial impact of recent developments will be most evident in the second quarter ending September 30 when the Company expects to generate earnings of about 10 cents per share, after taking into account the write-off of costs incurred in the cancelled cross-border equity offering.

Preliminary data indicates a pickup in overall Civil training demand in September. "Our guidance is now based on a reduction of projected FFS orders, the maintenance of overall training demand at the September level and continuing solid growth in both our Military and Marine business units. While margins may slip slightly in Q2, the Company expects to maintain 20% overall for the year. We believe that the more balanced growth platform which we have built since 2000 will enable CAE to weather the current volatility", concluded Mr. Burney.

CAE is a global leader in providing advanced simulation and controls equipment and integrated training solutions for customers in the civil aviation, military and marine markets. With annual revenues in excess of C$1 billion, CAE employs more than 6,000 people in Canada, the United States and around the globe.

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This news release includes forward-looking statements that are based on certain assumptions and reflect CAE's current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Additional factors are discussed in CAE's materials filed with the securities regulatory authorities in Canada and the United States from time to time. CAE disclaims any intention or obligation to update or revise any forward-looking statements.

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High-resolution downloadable photos are available in our Photo Gallery in the
Newsroom section of our Web site: www.cae.com/photos.

Investor Relations: Andrew Arnovitz (514) 734-5760 - andrew.arnovitz@cae.com Media Relations: Francois Taschereau (514) 734-5717 - francois.taschereau@cae.com